SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number:1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023	11

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
AT&T Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2018.

San Antonio, Texas
June 24, 2024

AT&T Savings and Security Plan
Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31,
	2023	2022
ASSETS
Investments at fair value (See Notes 3 and 4)	$1,715,931	$1,573,914
Fully benefit-responsive investment contracts at contract value (See Note 4)	282,746	339,691
Total Investments	1,998,677	1,913,605

Notes receivable from participants	61,046	66,043
Participant contributions receivable	1,858	1,709
Employer contributions receivable	857	801
Dividends and interest receivable	—	30
Total Receivables	63,761	68,583

Total Assets	2,062,438	1,982,188

LIABILITIES
Administrative expenses payable	285	195
Total Liabilities	285	195

Net Assets Available for Benefits	$2,062,153	$1,981,993

See Notes to Financial Statements.

AT&T Savings and Security Plan
Statement of Changes in Net Assets Available For Benefits
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2022	$1,981,993
Changes in Net Assets:
Contributions:
Participant contributions	51,120
Employer contributions	22,949
Rollover contributions	45,582
119,651

Investment Income:
Net appreciation in fair value of investments	253,442
Dividends	17,518
Interest	7,604
278,564

Interest income on notes receivable from participants	3,791

Distributions	(320,456)
Administrative expenses	(1,390)

Net Increase	80,160

Net Assets Available for Benefits, December 31, 2023	$2,062,153

See Notes to Financial Statements.

AT&T Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
 NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save on a regular and long-term basis.

The majority of eligible employees are represented by the Communications Workers of America who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.

During 2023 and 2022, participants could invest their contributions in one or more of nine funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund	• Warner Bros. Discovery Stock Fund *
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**
* Effective as of market close on April 8, 2022, the Warner Bros. Discovery Stock Fund was added to the Plan as a result of the sale of the WarnerMedia business. Effective as of market close on April 10, 2023, the fund was removed from the Plan.
** Effective as of market close on December 30, 2022, the AT&T Age-Based Asset Allocation Funds were added to the Plan.
Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest-bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2023, Plan participants elected to receive $3,412 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

On April 8, 2022, AT&T completed the separation and distribution of its WarnerMedia business, and merger of a wholly-owned subsidiary of AT&T formed to hold the WarnerMedia business, with a subsidiary of Discovery, Inc. The transaction resulted in the creation of a new Warner Bros. Discovery Stock Fund in the Plan to hold the new Warner Bros. Discovery common stock received as part of the transaction. The fund remained in the Plan as a temporary investment option until it was removed from the Plan on April 10, 2023.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the Plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the Plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the Plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the Company.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023:

	Plan Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
AT&T common stock	$256,389	$—	$—	$256,389
Mutual funds or exchange-traded funds	10,729	—	—	10,729
Total assets in fair value hierarchy	$267,118	$—	$—	$267,118

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				567,917
Mid and small cap U.S. stock index fund[2]				294,494
Bond index fund[3]				164,293
International stock index fund[4]				192,774
Global equity fund[5]				179,552
Asset allocation funds[6]				49,783
Total investments at fair value				$1,715,931

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.
6    This category includes 14 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022:

	Plan Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
AT&T common stock	$291,520	$—	$—	$291,520
Warner Bros. Discovery common stock	30,884	—	—	30,884
Mutual funds or exchange-traded funds	5,923	—	—	5,923
Total assets in fair value hierarchy	$328,327	$—	$—	$328,327

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				490,781
Mid and small cap U.S. stock index fund[2]				262,574
Bond index fund[3]				162,917
International stock index fund[4]				173,717
Global equity fund[5]				155,598
Total investments at fair value				$1,573,914

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Interest Bearing Cash

At December 31, 2023 and 2022, the Plan held approximately $2,538 and $2,541, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.

Investment Risk

Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest its assets in the Company’s common stock. The Plan held 15,279,458 and 15,834,876 shares of the Company’s common stock in the AT&T Shares Fund as of December 31, 2023 and 2022, respectively. Dividends earned by the Plan’s AT&T Shares Fund on the Company’s common stock were $13,816 for the year ended December 31, 2023.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2023	2022
Net Assets Available for Benefits per the financial statements	$2,062,153	$1,981,993
Distributions payable to participants	(919)	(1,427)

Net Assets Available for Benefits per the Form 5500	$2,061,234	$1,980,566

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2023:

2023
Distributions to participants per the financial statements	$320,456
Distributions payable to participants at December 31, 2022	(1,427)
Distributions payable to participants at December 31, 2023	919

Distributions to participants per the Form 5500	$319,948

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Common Stocks
* AT&T INC	15,279,458 SHARES	$256,389

Mutual Funds or Exchange-Traded Funds
DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 10,729,133 UNITS	10,729

Asset Allocation Funds
* ASSP RET FUND	US EQUITY FUNDS: 70,345 UNITS	1,164
* ASSP FUND- 2005	US EQUITY FUNDS: 40,613 UNITS	734
* ASSP FUND- 2010	US EQUITY FUNDS: 85,662 UNITS	1,748
* ASSP FUND- 2015	US EQUITY FUNDS: 147,785 UNITS	3,171
* ASSP FUND- 2020	US EQUITY FUNDS: 222,875 UNITS	4,872
* ASSP FUND- 2025	US EQUITY FUNDS: 261,874 UNITS	6,159
* ASSP FUND- 2030	US EQUITY FUNDS: 470,419 UNITS	11,431
* ASSP FUND- 2035	US EQUITY FUNDS: 459,693 UNITS	12,347
* ASSP FUND- 2040	US EQUITY FUNDS: 231,468 UNITS	6,398
* ASSP FUND- 2045	US EQUITY FUNDS: 46,848 UNITS	1,306
* ASSP FUND- 2050	US EQUITY FUNDS: 2,755 UNITS	76
* ASSP FUND- 2055	US EQUITY FUNDS: 3,013 UNITS	88
* ASSP FUND- 2060	US EQUITY FUNDS: 10,702 UNITS	208
* ASSP FUND- 2065	US EQUITY FUNDS: 8,251 UNITS	81
Total Blended Equity & Debt Funds		49,783

Large Cap U.S. Stock Index Fund
* BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 5,725,378 UNITS	567,917

Mid and Small Cap U.S. Stock Index Fund
* BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 2,826,312 UNITS	294,494

Bond Index Fund
* BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 5,257,686 UNITS	164,293

International Stock Index Fund
* BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 3,450,532 UNITS	192,774

Global Equity Fund
* BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 4,810,337 UNITS	179,552

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Interest Income Funds
COMMONWEALTH BANK OF AUST 144A	1.125% 06/15/2026 DD 09/15/21	298
BANK OF MONTREAL	5.300% 06/05/2026 DD 06/05/23	732
CANADIAN IMPERIAL BANK OF COMM	0.950% 10/23/2025 DD 10/23/20	584
MASTER CREDIT CARD T 1A A 144A	0.530% 11/21/2025 DD 06/15/21	613
ROYAL BANK OF CANADA	1.400% 11/02/2026 DD 10/07/21	572
TORONTO-DOMINION BANK/THE	1.150% 06/12/2025 DD 06/12/20	568
TORONTO-DOMINION BANK/THE	3.766% 06/06/2025 DD 06/08/22	935
TORONTO-DOMINION BANK/THE	4.108% 06/08/2027 DD 06/08/22	294
AGL CLO 5 LTD 5A A1R 144A	VAR RT 07/20/2034 DD 06/28/21	849
ANCHORAGE CAPITAL 20A A1 144A	VAR RT 01/20/2035 DD 11/10/21	999
ATLAS SENIOR LOAN 18A A1 144A	VAR RT 01/18/2035 DD 12/15/21	846
BAIN CAPITAL CREDI 3A A1R 144A	VAR RT 10/23/2034 DD 10/25/21	600
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,050
DRYDEN 76 CLO LTD 76A A1R 144A	VAR RT 10/20/2034 DD 11/18/21	1,300
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	600
LCM XXIII LTD 23A A1R 144A	VAR RT 10/20/2029 DD 02/26/20	229
MF1 2021-FL6 LTD FL6 A 144A	VAR RT 07/16/2036 DD 06/24/21	239
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	447
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	996
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	599
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	550
TIKEHAU US CLO I LT 1A A1 144A	VAR RT 01/18/2035 DD 12/23/21	748
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	1,218
NORDEA BANK ABP 144A	1.500% 09/30/2026 DD 09/30/21	547
BNP PARIBAS SA 144A	VAR RT 06/09/2026 DD 06/09/20	191
SMBC AVIATION CAPITAL FIN 144A	3.550% 04/15/2024 DD 04/15/19	596
MITSUBISHI UFJ FINANCIAL GROUP	2.801% 07/18/2024 DD 07/18/19	1,133
MITSUBISHI UFJ FINANCIAL GROUP	1.412% 07/17/2025 DD 07/17/20	283
SUMITOMO MITSUI FINANCIAL GROU	2.696% 07/16/2024 DD 07/16/19	788
SUMITOMO MITSUI FINANCIAL GROU	1.474% 07/08/2025 DD 07/08/20	189
SUMITOMO MITSUI TRUST BAN 144A	1.050% 09/12/2025 DD 09/16/20	303
MITSUBISHI UFJ FINANCIAL GROUP	VAR RT 07/19/2025 DD 07/20/21	585
ING GROEP NV	3.950% 03/29/2027 DD 03/29/17	445
SIEMENS FINANCIERINGSMAAT 144A	0.650% 03/11/2024 DD 03/11/21	421
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	659
WESTPAC NEW ZEALAND LTD 144A	4.902% 02/15/2028 DD 02/15/23	220
PFIZER INVESTMENT ENTERPRISES	4.450% 05/19/2028 DD 05/19/23	705
BANCO SANTANDER SA	2.706% 06/27/2024 DD 06/27/19	395
INTERNATIONAL BANK FOR RECONST	0.500% 10/28/2025 DD 10/28/20	1,091
CREDIT SUISSE AG/NEW YORK NY	2.950% 04/09/2025 DD 04/09/20	412
CREDIT SUISSE AG/NEW YORK NY	1.250% 08/07/2026 DD 08/09/21	590
UBS AG/LONDON 144A	0.450% 02/09/2024 DD 02/09/21	199

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

UBS GROUP AG 144A	VAR RT 01/30/2027 DD 07/30/20	504
CSL FINANCE PLC 144A	3.850% 04/27/2027 DD 04/27/22	73
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	761
COREBRIDGE GLOBAL FUNDING 144A	0.900% 09/22/2025 DD 09/22/20	302
AMERICAN EXPRESS CREDIT AC 1 A	4.870% 05/15/2028 DD 06/14/23	302
BA CREDIT CARD TRUST A2 A2	5.000% 04/15/2028 DD 11/23/22	302
BMW VEHICLE OWNER TRUST A A2A	5.720% 04/27/2026 DD 07/18/23	200
BARCLAYS DRYROCK ISSUANCE 1 A	4.720% 02/15/2029 DD 04/25/23	600
BERKSHIRE HATHAWAY ENERGY CO	4.050% 04/15/2025 DD 10/15/20	247
BRISTOL-MYERS SQUIBB CO	2.900% 07/26/2024 DD 01/26/20	315
BRISTOL-MYERS SQUIBB CO	0.750% 11/13/2025 DD 11/13/20	233
CATERPILLAR FINANCIAL SERVICES	1.450% 05/15/2025 DD 05/15/20	717
CATERPILLAR FINANCIAL SERVICES	0.450% 05/17/2024 DD 05/17/21	270
CHEVRON CORP	1.554% 05/11/2025 DD 05/11/20	767
CITIGROUP COMMERCIAL M GC25 A4	3.635% 10/10/2047 DD 10/01/14	441
CITIBANK NA	3.650% 01/23/2024 DD 01/23/19	400
CITIBANK NA	5.803% 09/29/2028 DD 09/29/23	648
WALT DISNEY CO/THE	3.350% 03/24/2025 DD 03/23/20	637
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	95
ECOLAB INC	1.650% 02/01/2027 DD 12/15/21	299
EQUITABLE FINANCIAL LIFE 144A	1.400% 07/07/2025 DD 07/07/20	402
EXXON MOBIL CORP	2.992% 03/19/2025 DD 03/19/20	661
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	1
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	2
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	5
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	2
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	1
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	2

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	1
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	2
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	3
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	1
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	2
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	2
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	1
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	1
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	2
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	2
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	1
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	2
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	2
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	1
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	3
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	122
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	62
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	321
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	239
FNMA GTD REMIC P/T 17-86 PA	3.000% 06/25/2045 DD 10/01/17	251
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	71
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	241
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	174
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	166
FHLMC MULTICLASS MTG 4874 AT	3.000% 09/15/2048 DD 03/01/19	113
FNMA POOL #0555678	5.000% 08/01/2033 DD 07/01/03	263
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	178
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	86
FNMA POOL #0BF0198	4.000% 11/01/2040 DD 01/01/18	216
FNMA POOL #0AB0130	5.000% 05/01/2038 DD 05/01/09	26
FLORIDA POWER & LIGHT CO	2.850% 04/01/2025 DD 03/27/20	171
GNMA II POOL #0MA5332	5.000% 07/20/2048 DD 07/01/18	442
GNMA II POOL #0MA5530	5.000% 10/20/2048 DD 10/01/18	231
GNMA II POOL #0MA5596	4.500% 11/20/2048 DD 11/01/18	29
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	16

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GNMA II POOL #0MA5764	4.500% 02/20/2049 DD 02/01/19	64
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	86
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	20
GNMA II POOL #0MA5877	4.500% 04/20/2049 DD 04/01/19	126
GNMA II POOL #0MA5987	4.500% 06/20/2049 DD 06/01/19	44
GNMA II POOL #0MA5988	5.000% 06/20/2049 DD 06/01/19	661
GM FINANCIAL CONSUMER AU 3 A2A	5.740% 09/16/2026 DD 07/19/23	301
GEORGIA-PACIFIC LLC 144A	0.625% 05/15/2024 DD 11/19/20	319
GREAT-WEST LIFECO US FINA 144A	0.904% 08/12/2025 DD 08/12/20	234
HERSHEY CO/THE	2.050% 11/15/2024 DD 10/31/19	389
HONDA AUTO RECEIVABLES 20 2 A2	5.410% 04/15/2026 DD 05/30/23	500
HYUNDAI AUTO LEASE S A A4 144A	1.320% 12/15/2025 DD 01/19/22	197
MARS INC 144A	4.550% 04/20/2028 DD 04/20/23	654
MERCEDES-BENZ FINANCE NOR 144A	5.200% 08/03/2026 DD 08/03/23	765
MERCEDES-BENZ AUTO LEASE B A3	0.400% 11/15/2024 DD 06/29/21	45
NESTLE HOLDINGS INC 144A	0.375% 01/15/2024 DD 09/15/20	175
NORTHWESTERN MUTUAL GLOBA 144A	1.750% 01/11/2027 DD 01/11/22	229
ONCOR ELECTRIC DELIVERY CO LLC	0.550% 10/01/2025 DD 04/01/21	163
PNC FINANCIAL SERVICES GROUP I	3.500% 01/23/2024 DD 01/23/19	156
PACIFIC LIFE GLOBAL FUNDI 144A	1.375% 04/14/2026 DD 04/14/21	439
PRINCIPAL LIFE GLOBAL FUN 144A	0.750% 04/12/2024 DD 04/12/21	345
RELIANCE STANDARD LIFE GL 144A	1.512% 09/28/2026 DD 09/28/21	180
ROCHE HOLDINGS INC 144A	5.265% 11/13/2026 DD 11/13/23	445
CHARLES SCHWAB CORP/THE	0.750% 03/18/2024 DD 03/18/21	520
TOYOTA MOTOR CREDIT CORP	3.950% 06/30/2025 DD 06/30/22	736
TRUIST BANK	1.500% 03/10/2025 DD 03/09/20	311
UNITED PARCEL SERVICE INC	3.900% 04/01/2025 DD 03/24/20	395
US BANCORP	3.375% 02/05/2024 DD 02/04/19	1,671
U S TREASURY NOTE	0.375% 09/30/2027 DD 09/30/20	2,897
U S TREASURY NOTE	0.625% 11/30/2027 DD 11/30/20	9,765
U S TREASURY NOTE	0.625% 12/31/2027 DD 12/31/20	3,397
U S TREASURY NOTE	1.125% 02/29/2028 DD 02/28/21	7,605
U S TREASURY NOTE	1.250% 11/30/2026 DD 11/30/21	10,902
U S TREASURY NOTE	1.875% 02/28/2027 DD 02/28/22	8,057
U S TREASURY NOTE	2.750% 04/30/2027 DD 04/30/22	3,263
U S TREASURY NOTE	2.625% 05/31/2027 DD 05/31/22	9,309
U S TREASURY NOTE	4.000% 02/28/2030 DD 02/28/23	11,902
U S TREASURY NOTE	3.625% 03/31/2030 DD 03/31/23	3,450
WELLS FARGO & CO	3.750% 01/24/2024 DD 01/24/19	623
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	291
BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	489
BANK OF AMERICA CORP	VAR RT 09/25/2025 DD 09/25/20	1,554
BANK OF AMERICA CORP	VAR RT 02/04/2025 DD 02/04/22	548

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

BANK OF AMERICA CORP	VAR RT 04/25/2025 DD 04/27/22	581
BANK OF NEW YORK MELLON CORP/T	VAR RT 07/24/2026 DD 07/26/22	233
BANK OF NEW YORK MELLON CORP/T	VAR RT 04/26/2027 DD 04/26/23	460
CITIGROUP INC	VAR RT 11/03/2025 DD 11/03/21	601
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11	18
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	2
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	34
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	19
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	113
FHLMC POOL #2B-6264	VAR RT 06/01/2047 DD 06/01/17	70
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	7
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	9
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	40
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	1
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	53
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	3
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	18
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	27
FNMA POOL #0BM1523	VAR RT 07/01/2047 DD 07/01/17	119
JPMORGAN CHASE & CO	VAR RT 04/22/2026 DD 04/22/20	2,110
JPMORGAN CHASE & CO	VAR RT 02/16/2025 DD 02/16/21	149
JPMORGAN CHASE & CO	VAR RT 06/14/2025 DD 06/14/22	436
MORGAN STANLEY	VAR RT 10/21/2025 DD 10/21/20	1,596
MORGAN STANLEY	VAR RT 05/30/2025 DD 06/01/21	733
MORGAN STANLEY	VAR RT 07/17/2026 DD 07/20/22	228
SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	22
MACQUARIE BANK LTD 144A	2.300% 01/22/2025 DD 01/22/20	388
MACQUARIE GROUP LTD 144A	VAR RT 01/12/2027 DD 01/12/21	138
MASTER CREDIT CARD T 1A A 144A	0.530% 11/21/2025 DD 06/15/21	735
TORONTO-DOMINION BANK/THE	4.456% 06/08/2032 DD 06/08/22	243
AGL CLO 5 LTD 5A A1R 144A	VAR RT 07/20/2034 DD 06/28/21	899
ANCHORAGE CAPITAL 20A A1 144A	VAR RT 01/20/2035 DD 11/10/21	1,099
BAIN CAPITAL CREDI 3A A1R 144A	VAR RT 10/23/2034 DD 10/25/21	750
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,050
ELMWOOD CLO IV LTD 1A A 144A	VAR RT 04/15/2033 DD 03/26/20	1,100
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	550
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	447
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	1,195
PARALLEL 2017-1 LT 1A A1R 144A	VAR RT 07/20/2029 DD 02/12/20	265
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	599
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	600
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	1,069
VENTURE 39 CLO LTD 39A A1 144A	VAR RT 04/15/2033 DD 03/30/20	844

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

TOTALENERGIES CAPITAL INTERNAT	2.829% 01/10/2030 DD 07/10/19	414
BNP PARIBAS SA 144A	VAR RT 01/13/2027 DD 01/13/21	254
MITSUBISHI UFJ FINANCIAL GROUP	3.850% 03/01/2026 DD 03/01/16	391
COOPERATIEVE RABOBANK UA/NY	3.375% 05/21/2025 DD 05/21/15	392
SHELL INTERNATIONAL FINANCE BV	3.875% 11/13/2028 DD 11/13/18	886
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	353
EQUINOR ASA	2.375% 05/22/2030 DD 05/22/20	112
CREDIT SUISSE AG/NEW YORK NY	3.625% 09/09/2024 DD 09/09/14	789
UBS GROUP AG 144A	VAR RT 02/11/2033 DD 01/11/22	164
CSL FINANCE PLC 144A	3.850% 04/27/2027 DD 04/27/22	24
CSL FINANCE PLC 144A	4.250% 04/27/2032 DD 04/27/22	122
PRUDENTIAL FUNDING ASIA PLC	3.125% 04/14/2030 DD 04/14/20	68
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	452
STANDARD CHARTERED PLC 144A	VAR RT 01/12/2025 DD 01/14/21	449
ADOBE INC	2.150% 02/01/2027 DD 02/03/20	188
ADOBE INC	2.300% 02/01/2030 DD 02/03/20	269
AIR PRODUCTS AND CHEMICALS INC	1.850% 05/15/2027 DD 04/30/20	115
AIR PRODUCTS AND CHEMICALS INC	2.050% 05/15/2030 DD 04/30/20	66
ALPHABET INC	1.100% 08/15/2030 DD 08/05/20	622
AMAZON.COM INC	3.150% 08/22/2027 DD 02/22/18	649
AMERICAN EXPRESS CO	4.200% 11/06/2025 DD 11/06/18	395
AMERICAN EXPRESS CO	2.250% 03/04/2025 DD 03/04/22	242
APPLE INC	2.450% 08/04/2026 DD 08/04/16	858
APPLIED MATERIALS INC	1.750% 06/01/2030 DD 05/29/20	192
ARCHER-DANIELS-MIDLAND CO	3.250% 03/27/2030 DD 03/27/20	70
ARCHER-DANIELS-MIDLAND CO	2.900% 03/01/2032 DD 02/28/22	134
ARIZONA PUBLIC SERVICE CO	2.950% 09/15/2027 DD 09/11/17	175
AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	93
BMW VEHICLE OWNER TRUST A A2A	5.720% 04/27/2026 DD 07/18/23	200
BAKER HUGHES HOLDINGS LLC / BA	3.337% 12/15/2027 DD 12/11/17	296
BANK OF AMERICA CORP	3.248% 10/21/2027 DD 10/21/16	381
BANK OF AMERICA AUT 2A A2 144A	5.850% 08/17/2026 DD 11/21/23	251
BANK 2019-BNK21 BN21 A5	2.851% 10/17/2052 DD 10/01/19	660
BANK 2020-BNK29 BN29 A4	1.997% 11/15/2053 DD 11/01/20	275
BANK 2020-BNK30 BN30 A4	1.925% 12/15/2053 DD 12/01/20	160
BANK 2021-BNK32 BN32 A5	2.643% 04/15/2054 DD 03/01/21	300
TRUIST BANK	3.625% 09/16/2025 DD 09/16/15	744
BENCHMARK 2021-B31 MORT B31 A5	2.669% 12/15/2054 DD 12/01/21	211
BERKSHIRE HATHAWAY ENERGY CO	3.700% 07/15/2030 DD 01/15/21	166
BERKSHIRE HATHAWAY FINANCE COR	1.850% 03/12/2030 DD 03/12/20	218
BP CAPITAL MARKETS AMERICA INC	4.234% 11/06/2028 DD 11/06/18	174
BRISTOL-MYERS SQUIBB CO	2.950% 03/15/2032 DD 03/02/22	89
CAMDEN PROPERTY TRUST	2.800% 05/15/2030 DD 04/20/20	201

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

CAPITAL ONE MULTI-ASSET A3 A3	1.040% 11/16/2026 DD 11/30/21	675
CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	185
CITIGROUP INC	3.400% 05/01/2026 DD 05/02/16	772
COLGATE-PALMOLIVE CO	3.250% 08/15/2032 DD 08/09/22	186
COMCAST CORP	3.300% 02/01/2027 DD 01/10/17	26
COMCAST CORP	3.150% 02/15/2028 DD 08/07/17	48
COMCAST CORP	3.950% 10/15/2025 DD 10/05/18	197
COMCAST CORP	4.150% 10/15/2028 DD 10/05/18	370
COMCAST CORP	2.650% 02/01/2030 DD 11/05/19	361
COSTCO WHOLESALE CORP	1.375% 06/20/2027 DD 04/20/20	204
COSTCO WHOLESALE CORP	1.600% 04/20/2030 DD 04/20/20	300
DEERE & CO	3.100% 04/15/2030 DD 03/30/20	139
JOHN DEERE CAPITAL CORP	1.750% 03/09/2027 DD 03/09/20	207
WALT DISNEY CO/THE	3.800% 03/22/2030 DD 03/23/20	146
DUKE ENERGY CAROLINAS LLC	3.950% 11/15/2028 DD 11/08/18	197
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	71
EAST OHIO GAS CO/THE 144A	2.000% 06/15/2030 DD 06/16/20	62
META PLATFORMS INC	3.500% 08/15/2027 DD 08/09/22	414
META PLATFORMS INC	3.850% 08/15/2032 DD 08/09/22	335
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	66
FHLMC POOL #SD-0294	4.500% 03/01/2050 DD 03/01/20	823
FHLMC POOL #SD-0295	3.000% 02/01/2049 DD 03/01/20	776
FHLMC POOL #SD-0296	4.000% 03/01/2050 DD 03/01/20	1,176
FHLMC POOL #SD-1403	2.000% 01/01/2052 DD 07/01/22	4,256
FHLMC POOL #SD-7531	3.000% 12/01/2050 DD 11/01/20	553
FHLMC POOL #SD-7540	2.500% 05/01/2051 DD 04/01/21	1,528
FHLMC POOL #SD-7563	4.500% 05/01/2053 DD 05/01/23	960
FHLMC POOL #SD-8146	2.000% 05/01/2051 DD 04/01/21	774
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	13
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	66
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	61
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	602
FHLMC POOL #G6-7713	4.000% 06/01/2048 DD 05/01/18	657
FHLMC POOL #RA-1411	3.000% 09/01/2049 DD 09/01/19	508
FHLMC POOL #RA-5276	2.500% 05/01/2051 DD 05/01/21	2,277
FHLMC POOL #RA-5801	2.500% 09/01/2051 DD 08/01/21	711
FHLMC POOL #RA-5853	2.500% 09/01/2051 DD 08/01/21	719
FHLMC POOL #RA-8213	6.000% 11/01/2052 DD 11/01/22	364
FHLMC POOL #RA-8417	6.000% 01/01/2053 DD 01/01/23	960
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	93
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	67
FNMA GTD REMIC P/T 16-M7 A2	2.499% 09/25/2026 DD 07/01/16	286
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	322

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	222
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	387
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	193
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	185
FHLMC MULTICLASS MTG K127 A2	2.108% 01/25/2031 DD 03/01/21	711
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	174
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	78
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	94
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	177
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	123
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	232
FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	131
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	474
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	813
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	160
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	639
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	5
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	4
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	5
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	3
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	5
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	29
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	3
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	18
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	3
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	8
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	3
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	2
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	3
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	8
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	11
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	3
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	2
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	103
FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	5
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	4
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	14
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	2
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	4
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	6
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	4
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	5
FNMA POOL #0BM4343	4.500% 05/01/2048 DD 07/01/18	822

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FNMA POOL #0BM5538	5.000% 11/01/2048 DD 02/01/19	419
FNMA POOL #0CA2156	4.000% 08/01/2048 DD 07/01/18	166
FNMA POOL #0CA4756	3.000% 12/01/2049 DD 11/01/19	519
FNMA POOL #0CA6988	2.500% 09/01/2050 DD 08/01/20	1,532
FNMA POOL #0CB4307	5.000% 08/01/2052 DD 07/01/22	886
FNMA POOL #0CB6080	5.500% 04/01/2053 DD 03/01/23	925
FNMA POOL #0FM1389	4.500% 06/01/2049 DD 08/01/19	465
FNMA POOL #0FM2984	4.000% 08/01/2045 DD 04/01/20	523
FNMA POOL #0FM2985	4.000% 12/01/2044 DD 04/01/20	259
FNMA POOL #0FM8691	2.500% 09/01/2051 DD 08/01/21	726
FNMA POOL #0FS2433	5.000% 07/01/2052 DD 07/01/22	904
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	116
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	117
FNMA POOL #0MA4465	2.000% 10/01/2051 DD 10/01/21	287
FNMA POOL #0MA4158	2.000% 10/01/2050 DD 09/01/20	1,568
FNMA POOL #0MA4182	2.000% 11/01/2050 DD 10/01/20	1,568
FIFTH THIRD BANK NA	2.250% 02/01/2027 DD 01/31/20	393
FORD CREDIT AUTO OWNER T C A2A	5.680% 09/15/2026 DD 11/21/23	452
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	452
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	684
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	584
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	23
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	24
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	373
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	519
GNMA II POOL #0MA3311	4.000% 12/20/2045 DD 12/01/15	38
GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	150
GNMA II POOL #0MA4382	3.500% 04/20/2047 DD 04/01/17	611
GNMA II POOL #0MA5400	5.000% 08/20/2048 DD 08/01/18	60
GNMA II POOL #0MA4900	3.500% 12/20/2047 DD 12/01/17	415
GNMA II POOL #0MA5080	5.000% 03/20/2048 DD 03/01/18	352
GNMA II POOL #0MA5193	4.500% 05/20/2048 DD 05/01/18	164
GNMA II POOL #0MA6221	4.500% 10/20/2049 DD 10/01/19	202
GNMA II POOL #0MA5467	4.500% 09/20/2048 DD 09/01/18	540
GNMA II POOL #0MA5597	5.000% 11/20/2048 DD 11/01/18	430
GNMA II POOL #0MA5653	5.000% 12/20/2048 DD 12/01/18	148
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	1,037
GNMA II POOL #0MA5712	5.000% 01/20/2049 DD 01/01/19	462
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	44
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	194
GNMA II POOL #0MA7137	3.000% 01/20/2051 DD 01/01/21	292
GNMA II POOL #0MA6541	3.000% 03/20/2050 DD 03/01/20	375
GNMA II POOL #0MA7768	3.000% 12/20/2051 DD 12/01/21	1,515

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GNMA II POOL #0MA8268	4.500% 09/20/2052 DD 09/01/22	919
GNMA II POOL #0MA8347	4.500% 10/20/2052 DD 10/01/22	2,758
GNMA II POOL #0MA8644	3.500% 02/20/2053 DD 02/01/23	877
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	116
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	152
GNMA II POOL #0785831	2.500% 01/20/2052 DD 01/01/22	833
GM FINANCIAL CONSUMER AU 3 A2A	5.740% 09/16/2026 DD 07/19/23	301
GNMA GTD REMIC P/T 21-135 A	2.000% 08/20/2051 DD 08/01/21	893
HOME DEPOT INC/THE	3.900% 12/06/2028 DD 12/06/18	172
INTERCONTINENTAL EXCHANGE INC	4.350% 06/15/2029 DD 05/23/22	329
INTUIT INC	1.350% 07/15/2027 DD 06/29/20	135
INTUIT INC	1.650% 07/15/2030 DD 06/29/20	84
KIMBERLY-CLARK CORP	3.100% 03/26/2030 DD 03/26/20	47
LAM RESEARCH CORP	3.750% 03/15/2026 DD 03/04/19	516
ELI LILLY & CO	3.375% 03/15/2029 DD 02/22/19	117
LOCKHEED MARTIN CORP	5.250% 01/15/2033 DD 10/24/22	239
MARS INC 144A	3.200% 04/01/2030 DD 03/29/19	139
MARSH & MCLENNAN COS INC	2.250% 11/15/2030 DD 05/07/20	345
MASTERCARD INC	3.300% 03/26/2027 DD 03/26/20	170
MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15	361
MIDAMERICAN ENERGY CO	3.650% 04/15/2029 DD 01/09/19	191
MORGAN STANLEY CAPITAL HR2 A4	3.587% 12/15/2050 DD 12/01/17	142
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	20
MORGAN STANLEY BANK OF C24 A4	3.732% 05/15/2048 DD 08/01/15	252
NUVEEN LLC 144A	4.000% 11/01/2028 DD 10/22/18	318
OHIO POWER CO	2.600% 04/01/2030 DD 03/17/20	66
PAYPAL HOLDINGS INC	3.900% 06/01/2027 DD 05/23/22	172
PEPSICO INC	2.750% 03/19/2030 DD 03/19/20	345
PFIZER INC	3.450% 03/15/2029 DD 03/11/19	482
PFIZER INC	2.625% 04/01/2030 DD 03/27/20	90
PFIZER INC	1.700% 05/28/2030 DD 05/28/20	320
PRINCIPAL FINANCIAL GROUP INC	2.125% 06/15/2030 DD 06/12/20	233
PRUDENTIAL FINANCIAL INC	3.878% 03/27/2028 DD 03/27/18	254
PUBLIC SERVICE ELECTRIC AND GA	3.700% 05/01/2028 DD 05/04/18	97
SANTANDER DRIVE AUTO RECE 6 A2	6.080% 05/17/2027 DD 11/21/23	401
CHARLES SCHWAB CORP/THE	3.200% 03/02/2027 DD 03/02/17	209
CHARLES SCHWAB CORP/THE	2.900% 03/03/2032 DD 03/03/22	366
SOUTHERN CALIFORNIA EDISON CO	4.200% 03/01/2029 DD 03/15/19	123
TOYOTA AUTO LOAN EXT 1A A 144A	1.070% 02/27/2034 DD 03/08/21	438
TRUIST BANK	2.250% 03/11/2030 DD 03/09/20	207
UNITED PARCEL SERVICE INC	4.450% 04/01/2030 DD 03/24/20	278
U S TREASURY NOTE	2.875% 05/15/2032 DD 05/15/22	6,401
U S TREASURY NOTE	2.750% 08/15/2032 DD 08/15/22	11,524

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

U S TREASURY NOTE	3.625% 03/31/2030 DD 03/31/23	6,749
UNITEDHEALTH GROUP INC	5.300% 02/15/2030 DD 10/28/22	1,205
VISA INC	3.150% 12/14/2025 DD 12/14/15	1,171
VISA INC	2.050% 04/15/2030 DD 04/02/20	176
WALMART INC	3.700% 06/26/2028 DD 06/27/18	148
WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	798
WELLS FARGO COMMERCIAL C51 ASB	3.160% 06/15/2052 DD 07/01/19	142
WELLS FARGO COMMERCIAL C58 A4	2.092% 07/15/2053 DD 12/01/20	207
WELLS FARGO COMMERCIAL C59 A5	2.626% 04/15/2054 DD 05/01/21	296
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	121
BX TRUST 2022-PSB PSB A 144A	VAR RT 08/15/2039 DD 08/15/22	133
BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	538
BANK OF AMERICA CORP	VAR RT 07/23/2029 DD 07/23/18	217
BANK OF AMERICA CORP	VAR RT 07/23/2031 DD 07/23/20	287
BANK OF AMERICA CORP	VAR RT 07/21/2032 DD 07/21/21	196
BANK OF AMERICA CORP	VAR RT 04/27/2033 DD 04/27/22	167
BANK OF AMERICA CORP	VAR RT 01/20/2027 DD 01/20/23	200
BANK OF AMERICA CORP	VAR RT 04/25/2029 DD 04/25/23	443
BARCLAYS DRYROCK ISSUANCE 2 A	VAR RT 08/15/2028 DD 11/20/23	801
CITIGROUP INC	VAR RT 10/30/2024 DD 10/30/20	375
CITIGROUP INC	VAR RT 11/05/2030 DD 11/05/19	178
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	15
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	4
FHLMC MULTICLASS MTG KF73 AS	VAR RT 11/25/2029 DD 12/20/19	111
FHLMC MULTICLASS MTG F108 AS	VAR RT 02/25/2031 DD 04/29/21	100
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	7
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	27
JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	308
JPMORGAN CHASE & CO	VAR RT 04/22/2031 DD 04/22/20	22
JPMORGAN CHASE & CO	VAR RT 05/13/2031 DD 05/13/20	88
JPMORGAN CHASE & CO	VAR RT 04/26/2033 DD 04/26/22	460
MSWF COMMERCIAL MORTGAGE 2 A5	VAR RT 12/15/2056 DD 12/01/23	216
MORGAN STANLEY	VAR RT 04/01/2031 DD 03/31/20	161
MORGAN STANLEY	VAR RT 12/10/2026 DD 12/10/20	851
MORGAN STANLEY	VAR RT 01/21/2033 DD 01/24/22	64
MORGAN STANLEY	VAR RT 01/28/2027 DD 01/19/23	828
MORGAN STANLEY	VAR RT 04/20/2029 DD 04/21/23	372
STATE STREET CORP	VAR RT 08/04/2033 DD 08/04/22	198
TRUIST FINANCIAL CORP	VAR RT 06/08/2027 DD 06/08/23	61
US BANCORP	VAR RT 06/12/2029 DD 06/12/23	175
WELLS FARGO & CO	VAR RT 04/30/2026 DD 04/30/20	383
COMMIT TO PUR FNMA SF MTG	2.000% 01/01/2054 DD 01/01/24	818
COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2054 DD 01/01/24	851

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2054 DD 01/01/24	2,658
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2054 DD 01/01/24	(947)
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2054 DD 01/01/24	(2,911)
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2054 DD 01/01/24	(1,981)
COMMIT TO PUR FNMA SF MTG	7.000% 01/01/2054 DD 01/01/24	2,063
COMMIT TO PUR FNMA SF MTG	7.000% 02/01/2054 DD 02/01/24	1,031
COMMIT TO PUR GNMA II JUMBOS	2.000% 01/20/2054 DD 01/01/24	848
COMMIT TO PUR GNMA II JUMBOS	2.500% 01/20/2054 DD 01/01/24	1,751
COMMIT TO PUR GNMA II JUMBOS	3.000% 01/20/2054 DD 01/01/24	(906)
COMMIT TO PUR GNMA II JUMBOS	3.500% 01/20/2054 DD 01/01/24	(932)
COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2054 DD 01/01/24	(1,911)
COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2054 DD 01/01/24	(3,906)
COMMIT TO PUR GNMA II JUMBOS	5.000% 01/20/2054 DD 01/01/24	994
DREYFUS GOVT CM BOLD 6	GSAM 1-5 YR G/C	1,659
DREYFUS GOVT CM BOLD 6	GSAM INT AGG	3,164
Total Interest Income Funds at Fair Value		260,097

Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Investment Contracts		22,649

Total Interest Income Funds at Contract Value		282,746

* Notes Receivable from Participants	4.25% - 10.50%	61,046

Total		$2,059,723

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Sabrina Sanders
Sabrina Sanders
Senior Vice President, Chief Accounting Officer and Controller
Date: June 24, 2024

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm